HOLDING

Hypo Real Estate Holding AG
Group Corporate Office
Stefan Wittermann
Unsoeldstrasse 2
80538 Muenchen
Germany

RECEIVED
2004 JUL 29 A 9:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No.
82-34748

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

04035845

July 26, 2004

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Stefan Wittermann

Enclosures

(1) July 21, 2004: Disclosure pursuant to § 25 (1) and (2) of the German Securities Act re: Morgan Stanley & Co. International Limited, stating that they are falling short of the 5% threshold.

PROCESSED
JUL 30 2004
THOMSON FINANCIAL

7/29

Disclosure pursuant to § 25 (1) and (2) of the Securities Trading Act (WpHG) – Morgan Stanley & Co. International Limited

In a letter dated July 19, 2004, Morgan Stanley & Co. International Limited, 20 Cabot Square, Canary Wharf, London E14 4QW, United Kingdom, sent the following notification to Hypo Real Estate Holding Aktiengesellschaft pursuant to § 21 of the Securities Trading Act (WpHG):

"Notification pursuant to § 21 of the Securities Trading Act (WpHG)

Pursuant to § 21 (1) of the Securities Trading Act (WpHG) we hereby notify you of the following:

On July 16, 2004 our share of voting rights in Hypo Real Estate Holding AG in Munich (the "Company") fell short of the 5 % threshold. According to the information available to us, the total number of voting rights stemming from shares issued by the Company was 130,433,775 at that time. Our voting rights at that time totalled 6,384,337, corresponding to 4,89 %."

Hypo Real Estate Holding AG
Management Board